                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                 INFORMATION PURSUANT TO RULES 13d-1 AND 13d-2

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. --)*


                          PRESIDENTIAL LIFE CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   740884101
                                (CUSIP Number)


                                JULY 11, 2000
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [     ]  Rule 13d-1(b)

      [  X  ]  Rule 13d-1(c)

      [     ]  Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 740884101                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Global Fund
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 0
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      0.0%

12.   Type of Reporting Person (See Instructions)
      00 Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                      2A

CUSIP NO. 740884101                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors U.S. Growth Fund
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 1,073,600
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,073,600

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,073,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      3.5%

12.   Type of Reporting Person (See Instructions)
      00 Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                      2B

CUSIP NO. 740884101                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors U.S. Opportunities Fund
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 443,100
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 443,100

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      443,100

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      1.5%

12.   Type of Reporting Person (See Instructions)
      00 Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                      2C

CUSIP NO. 740884101                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      I.G. Investment Management, Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power  1,516,700
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,516,700

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,516,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      5.0%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                      2D

CUSIP NO. 740884101                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only). Investors Group Trust Co. Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 1,516,700
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,516,700

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,516,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      5.0%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Manitoba Corporations Act)

                                      2E

CUSIP NO. 740884101                               13G

1.    Name of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only). Investors Group Inc.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 1,516,700
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,516,700

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,516,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      5.0%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), HC

                                      2F

CUSIP NO. 740884101                               13G

1.    Name of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only). Investors Group Trustco Inc.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 1,516,700
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,516,700

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,516,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      5.0%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), HC

                                      2G

ITEM 1(a)   NAME OF ISSUER:

     Presidential Life Corporation

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     69 Lydecker Street
     Nyack, New York
     10960

ITEM 2(a)   NAME OF PERSON FILING:

     This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13G and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors Global Fund, Investors U.S. Growth Fund and Investors U.S. Opportunities Fund (collectively the "Funds").

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     All of the Reporting Persons have their principal places of business at:
                  One Canada Centre
                  447 Portage Avenue
                  Winnipeg, Manitoba
                  R3C 3B6

ITEM 2(c)   CITIZENSHIP:

     IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

     Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

     The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

     The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

     The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

     IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

     Power Financial Corporation owns 67.7% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

The class of equity securities to which this statement on Schedule 13G relates is the Common Stock, par value $.01 per share of Presidential Life Corporation, a Delaware corporation.

ITEM 2(e)   CUSIP NUMBER:

     460254105

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [    ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

(b) [    ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c) [    ]  Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d) [    ]  Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C 80a-8).

(e) [    ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [    ]  An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F);

(g) [    ]  A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);

(h) [    ]  A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i) [    ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
            Company Act of 1940 (15 U.S.C. 80a-3);

(j) [    ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

ITEM 4      OWNERSHIP.

Incorporated by reference to items (5) - (9) and (11) of the cover page pertaining to each Reporting Person.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

[  X  ]

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10    CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2000              INVESTORS GROUP INC.

                           By:      /s/ Robert Gibson Darling
                                    -----------------
                                    Robert Gibson Darling,
                                    Senior Vice-President of
                                    Investors Group Inc.

July 18, 2000              INVESTORS GROUP TRUSTCO INC.

                           By:      /s/ David M.R. Cheop
                                    -----------------
                                    David M.R. Cheop,
                                    Vice-President of
                                    Investors Group Trustco Inc.

July 18, 2000              INVESTORS GROUP TRUST CO. LTD.

                           By:      /s/ Robert Gibson Darling
                                    -----------------
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.

July 18, 2000              I.G. INVESTMENT MANAGEMENT, LTD.

                           By:      /s/ Alexander Scott Penman
                                    -----------------
                                    Alexander Scott Penman,
                                    President of
                                    I.G. Investment Management, Ltd.

July 18, 2000              INVESTORS GLOBAL FUND

                           By:      /s/ Robert Gibson Darling
                                    -----------------
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Global Fund

July 18, 2000              INVESTORS U.S. GROWTH FUND

                           By:      /s/ Robert Gibson Darling
                                    -----------------
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors U.S. Growth Fund

July 18, 2000              INVESTORS U.S. OPPORTUNTIES FUND

                           By:      /s/ Robert Gibson Darling
                                    -----------------
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors U.S. Opportunities Fund

Exhibit A

                             Joint Filing Agreement
                             ----------------------

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share of Presidential Life Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of July, 2000.

                              INVESTORS GROUP INC.

                              By:      /s/ Robert Gibson Darling
                                       -----------------
                                       Robert Gibson Darling,
                                       Senior Vice-President of
                                       Investors Group Inc.

                              INVESTORS GROUP TRUSTCO INC.

                              By:      /s/ David M.R. Cheop
                                       -----------------
                                       David M.R. Cheop,
                                       Vice-President of
                                       Investors Group Trustco Inc.

                              INVESTORS GROUP TRUST CO. LTD.

                              By:      /s/ Robert Gibson Darling
                                       -----------------
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.

                              I.G. INVESTMENT MANAGEMENT, LTD.

                              By:      /s/ Alexander Scott Penman
                                       -----------------
                                       Alexander Scott Penman,
                                       President of
                                       I.G. Investment Management, Ltd.

                              INVESTORS GLOBAL FUND

                              By:      /s/ Robert Gibson Darling
                                       -----------------
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Global Fund

                              INVESTORS U.S. GROWTH FUND

                              By:      /s/ Robert Gibson Darling
                                       -----------------
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors U.S. Growth Fund

                              INVESTORS U.S. OPPORTUNITIES FUND

                              By:      /s/ Robert Gibson Darling
                                       -----------------
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors U.S. Opportunities Fund